Exhibit 23.2

Consent of Independent Registered Public Accounting Firm
The Board of Directors
Terraform Power, Inc.:

We consent to the incorporation by reference in the registration statements on Form S-8 (No. 333-205337), on Form S-1 (No. 333-221593) and on Form S-3 (No. 333-234076) of TerraForm Power, Inc. of our report dated March 7, 2018, except for the fourth paragraph in Note 18, as to which the date is March 15, 2019, with respect to the con consolidated statements of operations, comprehensive loss, stockholders’ equity, and cash flows of Terraform Power, Inc. and subsidiaries for the year ended December 31, 2017, and the related notes, which report appears in the December 31, 2018 annual report on Form 10-K of TerraForm Power, Inc.

/s/ KPMG LLP

McLean, Virginia
March 25, 2020